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                                                           Exhibit 99(a)(7)

                 FIRST OTTAWA BANCSHARES, INC. ANNOUNCES
                    EXTENSION OF ISSUER TENDER OFFER

     Ottawa, Illinois -- January 11, 2000 -- First Ottawa Bancshares, Inc., Ottawa, Illinois, the parent holding company of The First National Bank of Ottawa, announced that the Corporation on Monday, January 10, 2000, extended its offer to purchase (the "Offer") up to 87,719 shares of its common stock at a purchase price of $57.00 per share until January 20, 2000 at 12:00 midnight, Eastern time.

     The Offer commenced on December 6, 1999. Approximately 53,553 shares have been tendered through the close of business on Monday, January 10, 2000. The Corporation extended the Offer to provide its shareholders more time to consider and respond to the Offer.

     In accordance with applicable rules, persons tendering shares pursuant to the Offer, may withdraw tendered shares at any time prior to termination of the Offer and, if not yet accepted for payment, at any time after the expiration of 40 business days from the commencement of the Offer.